EXHIBIT 99.3

Electra Restarts Construction and Reports 2025 Financial Results

TORONTO, March 27, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today reported 2025 financial results, highlighting a successful recapitalization and restart of construction of its cobalt sulfate refinery.

Highlights

  Board approved US$73 million construction budget to complete the refinery
  Strengthened balance sheet, through recapitalization, including significant debt conversion to equity
  Reactivated full-scale construction in November following recapitalization
  Completed early works and advanced major construction tendering to support disciplined execution
  Initiated domestic feedstock testing to build a pipeline for North American supply
  Completed feasibility-level engineering study for a modular battery recycling facility
  Strengthened Board with deep expertise in capital markets, defense, and critical minerals

During 2025, Electra completed the financing, site preparation, and organizational steps required to resume full construction of its cobalt sulfate refinery in Ontario, positioning the project for completion through 2026 and into 2027. In parallel, the Company strengthened its balance sheet, advanced its battery recycling initiatives, and expanded its leadership team and strategic partnerships to support the development of a resilient North American battery materials supply chain.

“Electra is advancing the refinery through a multi-package execution strategy, engaging specialized contractors across discrete scopes rather than relying on a single general contractor,” said Trent Mell, CEO. “This approach reflects strong interest from high-quality partners and provides greater control over schedule, cost, and execution, positioning the Company to deliver the project in a disciplined manner. Supported by a strengthened owner’s team under Paolo Toscano’s leadership, we are well positioned to execute on our construction plan.”

Refinery Project Highlights and Developments

In 2025, Electra advanced construction readiness of its permitted cobalt sulfate refinery in Temiskaming Shores, Ontario, the only facility of its kind under development in North America.

Subsequent to year-end the Company’s Board of Directors approved a US$73 million construction budget and execution schedule to complete construction through to mechanical completion. Early commissioning activities are expected to begin in the fourth quarter of 2026, with mechanical completion targeted for the second quarter of 2027 and commercial production anticipated in the fourth quarter of 2027.

Electra arranged US$82 million in aggregate funding to support refinery construction, including US$20 million from the U.S. Department of War, US$28 million in combined support from the Government of Canada and Invest Ontario, and a US$34 million in equity financing in October 2025.

In June of 2025, the Company initiated an early works program to advance key infrastructure in the refinery’s solvent extraction area and other site activities. The program was completed in September and positioned the project for an efficient restart of full construction. In November, Electra reactivated construction at the refinery. The Company also issued a major tender package encompassing structural, mechanical, piping, electrical and instrumentation work. Paolo Toscano was appointed as Vice President, Projects and Engineering to oversee construction execution.

Strengthening Feedstock and Supply Chain Partnerships

Once operational, the refinery will produce battery-grade cobalt sulfate for the lithium-ion battery supply chain, supporting the development of a resilient North American supply of critical minerals.

To diversify future refinery feedstock sources to include a variety of domestic mine feed, the Company initiated metallurgical testing of cobalt feedstock in its laboratory in July, testing material from its Iron Creek cobalt-copper project in Idaho and the historic Cobalt Camp in Ontario and from. In parallel, Electra advanced exploration and mineral deposit modelling work at Iron Creek to support a long-term domestic feedstock pipeline.

To support development of a domestic battery materials ecosystem, Electra also signed a supply chain cooperation agreement with Positive Materials Inc., a Canadian precursor cathode active material (pCAM) manufacturer. The agreement establishes a framework to evaluate a potential commercial and technical partnership involving battery-grade cobalt sulfate produced at Electra’s refinery.

Black Mass Recycling Highlights

During a year-long plant-scale recycling program of black mass material in 2023, believed to be the first in North America, Electra successfully recovered critical metals, including lithium, nickel, cobalt, copper, manganese, and graphite, needed for the lithium-ion battery supply chain using Electra’s proprietary hydrometallurgical process. Electra continued to build momentum around its battery recycling strategy in 2025, leveraging its hydrometallurgical refining expertise.

In January, the Company announced the commencement of a feasibility level engineering study to build a battery recycling refinery adjacent to its cobalt refinery in Ontario. The study built on the technology and expertise accumulated during the black mass recycling trial, and a 2023 scoping study Electra completed to evaluate the potential economics of developing a standalone black mass process plant within its refinery complex.

In June, Electra announced completion of a feasibility-level (Class 3) engineering study for a modular battery recycling facility adjacent to its cobalt refinery in Ontario. The study builds prior recycling trials and outlines a facility design capable of processing lithium-ion battery manufacturing scrap and end-of-life batteries to recover critical minerals.

Ongoing work on the recycling initiative is supported in part by a C$5 million contribution from Natural Resources Canada announced in June 2024 to support the development of its proprietary battery materials recycling technology, accelerating the next phase of its recycling project to demonstrate on a continuous basis that the Company’s hydrometallurgical black mass process is scalable, profitable, and can be implemented at other locations.

Other Corporate Highlights

During the year, Electra completed a comprehensive recapitalization that strengthened its balance sheet, including the conversion of approximately US$40 million of convertible debt into equity, reducing outstanding debt under the notes by roughly 60%. The Company also established an At-The-Market (ATM) equity program to provide a flexible capital-raising tool to support ongoing development and commissioning activities.

The Company strengthened its Board of Directors in 2025 with the appointments of Alden Greenhouse, David Stetson, Gerard Hueber, and Jody Thomas, bringing deep experience across capital markets, government and defense, national security, and global supply chains.

Mr. Greenhouse is currently the Vice-President, Critical & Strategic Minerals for Agnico Eagle Mines Limited and brings extensive capital markets and corporate governance experience. His background strengthens the Board’s financial oversight and strategic capabilities as Electra advances its refinery and recycling initiatives.

Mr. Stetson, who joined the Board as a lender nominee in connection with the Company’s recapitalization, has significant experience in credit markets and corporate finance, with a focus on capital solutions. His expertise provides valuable perspective on balance sheet management and financing strategies as the Company executes its development plans.

Rear Admiral (Ret.) Gerard Hueber brings decades of leadership experience from the United States Navy, where he served in senior operational and intelligence roles. As a former Raytheon executive, his background in defense, security, and global strategic risk provides valuable insight as critical minerals and battery supply chains increasingly intersect national security priorities.

Ms. Jody Thomas, former National Security and Intelligence Advisor to the Prime Minister of Canada and Deputy Minister of National Defence, adds significant expertise in national security policy, international affairs, and critical infrastructure. Her experience advising the Canadian government on geopolitical and supply chain issues further strengthens Electra’s governance as the Company advances a secure North American battery materials supply chain.

Subsequent to year-end, the Company announced that David Allen, who previously served as Electra’s Chief Financial Officer, would return as Interim CFO following the resignation of Marty Rendall at the end of February 2026 to pursue another executive opportunity.

On December 31, 2025, the Company’s cash position was C$39 million. As of the date of this news release, the Company’s cash balance is approximately C$41 million, reflecting proceeds received from financing activities and expenditures related to ongoing construction and development activities at the Company’s cobalt sulfate refinery.

With financing secured and construction reactivated, Electra remains focused on advancing construction and commissioning activities at its cobalt sulfate refinery while continuing to develop battery recycling and feedstock initiatives.

The Company’s 2025 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

Pursuant to the Company’s Long-Term Incentive Plan (the “LTIP”) approved by shareholders at the annual general meeting on June 24, 2025, Electra has issued 110,000 incentive stock options (the “Options”) and 164,000 deferred share units (“DSUs”) to certain directors, officers, employees, and contractors. These long-term incentive awards are a key element of Electra’s compensation strategy and are designed to retain and motivate high-performing personnel while aligning their interests with those of shareholders. The DSUs will be settled in shares when the holder ceases to serve as a director. The Options are exercisable for three years at previous day closing price of C$0.79 and will vest in two equal tranches on the first and second anniversaries of the grant date. Completion of the incentive grants remains subject to the approval of the TSX Venture Exchange.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.